

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 23, 2017

Robert L. G. Watson
Chairman of the Board, President and Chief Executive Officer
Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, TX 78258

> **Re:** **Abraxas Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed August 10, 2017**
> **File No. 333-219873**

Dear Mr. Watson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources